InPhonic, Inc. 1010 Wisconsin Ave, NW Suite 600 Washington, DC 20007 (202) 333-0001 (202) 333-8280 Fax

November 20, 2006

BY EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 4-7

Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

Re:	InPhonic, Inc.

Form 10-K for the fiscal year ended December 31, 2005

Filed March 16, 2006

Form 10-Q for the quarterly period ended June 30, 2006

File No. 0-51023

Dear Mr. Spirgel:

This letter is submitted in response to the letter dated October 18, 2006 from the staff of the Securities and Exchange Commission, herein referred to as the Comment Letter. Our discussion below is presented in order of the comments within the Comment Letter. We have reproduced those comments for ease of reference.

Form 10-K for the fiscal year ended December 31, 2005

Note 5 – Long-lived Assets, page F-24

1.	Please refer to prior comment 1. We note that the Original Agreement was entered into during December 2000. Please:

•	Tell us in detail about the terms and conditions that have been modified from the Original Agreement through the current agreement. In addition, if the agreement is currently in the process of renewal, describe in detail the items modifying the original terms and conditions. For instance, you should describe in detail the subsequent changes to the pricing structure of the services sold and any other changes.

•	Tell us if your contract would have been renewed if these pricing changes had not been made, and why you have concluded these changes are not a material modification to the contract.

November 20, 2006

Mr. Larry Spirgel

In view of the nature of the business environment and the intense competition within this industry, it seems likely that subsequent renewals may result in significant modifications to the original contract terms and conditions of the agreements. Since it appears unlikely that these agreements will remain in place without material modifications, accounting for these agreements as indefinite-lived intangible assets is not consistent with the guidance in paragraph 11(d) of SFAS 142. Accordingly, we continue to believe the classification of your supplier relationship as an indefinite-lived intangible asset is not appropriate.

In determining the useful life of the agreements, we believe you should use the period of time the agreements are expected to remain in place, assuming renewals, without material modifications to the original terms and conditions.

2.	With respect to your evaluation of paragraph 11(e) of SFAS 142, tell us the relative cost or penalty to Dish Network for terminating your relationship. Tell us your consideration of whether Dish Network can transfer its business elsewhere without undue cost or penalty.

RESPONSE TO COMMENT 1:

As we noted in our response dated October 4, 2006, the subsequent modifications to the Original Agreement of December 2000 served only to change the pricing of commissions earned for the activation of each Dish Network subscriber. We do not believe these pricing changes represent a material modification to the Original Agreement because such changes in pricing only represent a change in the amount of commissions and do not modify the way in which our operations with the supplier occur. In the history of our relationship with Dish Network, the parties have viewed annual pricing changes as occurring in the ordinary course of business. The parties do not consider such pricing changes to be a re-negotiation of the underlying contract, as evidenced by the fact that the modifications are made solely to the commission pricing structure and have not amended any legal, regulatory, or other contractual provisions that one could deem a material modification to the Original Agreement.

The annual process for renewal of the Original Agreement is for the most part, automatic and does not involve significant substantive negotiation. We typically receive a proposed renewal in November or December of a given year, which confirms the terms and conditions of the contract in place as well as any changes to the pricing structure. We do not believe they have any impact on the existing terms and conditions of the contract and that there are no legal, regulatory or other contractual provisions that require any new or otherwise significant costs. As the renewal of this contract increases the number of activations received by Dish Network with little or no incremental cost to Dish Network to maintain the relationship, we believe there is no incentive for Dish Network to terminate the relationship.

November 20, 2006

Mr. Larry Spirgel

At the time we acquired VMC Satellite, Inc., we acquired a business in which the main supplier was Echostar. All of the business inputs, outputs, and processes of VMC were designed and implemented for the billing, customer service, and sales for Dish Network. The only service that VMC provided as of the acquisition date was the activation of subscribers onto Dish Network’s satellite services. Thus our existing relationship with Dish Network and the renewal of the underlying contract are integral to our satellite activation unit. In the event that our relationship with Dish Network, as our sole supplier of satellite television services, terminates or has a finite life, the life of this business unit would cease to exist. At the time of our valuation of the assets acquired, both for the determination of the purchase price and to record those acquired assets in accordance with FAS 141, we determined that this supplier relationship would have a life beyond the foreseeable future. In fact, it was difficult to separate the supplier relationship from the acquired business. In the event that the life of the supplier relationship was determined to be a finite period, the entire business unit and its related cash flows would also have a finite life. The cash flow streams initially used to value all intangible assets would no longer be valid and the intangible assets which were initially valued using a cash flow stream extending beyond the foreseeable future would have a finite cash flow stream, resulting in a lower ascribed value at the time of the purchase consideration allocation in accordance with FAS 141. In this case, more purchase consideration would be allocated to goodwill.

Based on these facts and circumstances described in our previous responses dated September 7, 2006 and October 18, 2006 and our response above, we are not able at this time to identify any legal, regulatory, contractual, economic, or other factors that would limit the period that the supplier relationship would contribute to the cash flows. As such, we continue to believe that the useful life for the supplier relationship will extend beyond the foreseeable period and should be accounted for as an indefinite life intangible asset.

Finally, and in accordance with paragraph 11 of SFAS No. 142, we concur that the term indefinite does not mean infinite. In the event that there is a change in any of the legal, regulatory, contractual, competitive, or other economic factors, we will consider those changes on the effect of the useful life of the supplier relationship. We consider any of those factors described and other changes on an annual basis in connection with our impairment analysis in accordance with SFAS No. 142. At this time, we believe that the agreement with Dish Network is expected to remain in place without termination or material modification to the original terms and conditions of the contract.

November 20, 2006

Mr. Larry Spirgel

RESPONSE TO COMMENT 2:

We have re-considered the guidance in paragraph 11(e) of SFAS No. 142 regarding any termination penalties for the Dish Network terminating our relationship and whether the Dish Network can transfer their business elsewhere and the cost to do so. Dish Network would incur no contractual penalties or costs that if they were to terminate our agreement. In certain circumstances, they may be required to pay de minimus residuals to us. Our agreement with the Dish Network is non-exclusive meaning that the Dish Network can distribute, sell, lease or transfer their business without any obligation or liability to us and without incurring any monetary penalties in doing so. However, as the renewal of this contract increases the number of activations for Dish Network with little or no incremental costs to maintaining the relationship, we believe there is no incentive for the supplier to terminate the relationship.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities law of the United States.

If you have any questions regarding the Company’s response, please contact the undersigned at (202) 350-6123 or George Moratis, Senior Vice President – Financial Reporting and Analysis at (703) 636-4719.

Sincerely,

/s/ Lawrence S. Winkler
Lawrence S. Winkler
Chief Financial Officer

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